FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F  [  X  ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]   No  [  X  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PFEIFFER VACUUM TECHNOLOGY AG
CONDENSED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	€	€	€	€
Net sales	36,496	43,120	73,497	89,851
Cost of sales	(20,144)	(23,504)	(40,373)	(49,433)

Gross profit	16,352	19,616	33,124	40,418
Selling and marketing expenses	(5,929)	(6,051)	(11,349)	(12,641)
General and administrative expenses	(2,545)	(2,776)	(5,682)	(5,139)
Research and development expenses	(2,551)	(2,150)	(5,043)	(4,116)
Depreciation	(1,183)	(976)	(2,356)	(2,041)
Goodwill amortization	—	(29)	—	(60)

Operating profit	4,144	7,634	8,694	16,421
Interest expense	(106)	(235)	(225)	(435)
Interest income	459	796	897	1,395
Foreign exchange loss	(151)	(212)	(201)	(146)

Income before taxes	4,346	7,983	9,165	17,235
Income taxes	(1,695)	(3,114)	(3,574)	(6,722)

Net income	2,651	4,869	5,591	10,513

Net income per ordinary share and ADR (in €):
Basic	0.30	0.56	0.64	1.22

Diluted	0.30	0.56	0.64	1.22

See notes to the condensed financial statements

PFEIFFER VACUUM TECHNOLOGY AG
CONDENSED BALANCE SHEET
(in thousands)
(unaudited)

	June 30,	December 31,
	2002	2001

	€	€
Assets
Cash and cash equivalents	60,905	65,035
Trade accounts receivable — net	22,152	24,788
Other accounts receivable	4,862	3,714
Inventories — net	23,527	20,448
Prepaid expenses	963	1,186
Deferred tax asset — net	274	274
Other current assets	957	205

Total current assets	113,640	115,650
Property, plant and equipment — net	29,761	30,184
Deferred tax asset — net	2,596	2,783
Goodwill	1,037	1,037
Other assets	830	950

Total assets	147,864	150,604

Liabilities and shareholders’ equity
Current portion of long-term debt	1,291	1,291
Trade accounts payable	6,610	7,608
Accrued other liabilities	10,458	10,436
Income tax liabilities	3,179	5,414
Customer deposits	1,577	1,840

Total current liabilities	23,115	26,589
Long-term debt	8,392	9,037
Convertible bonds payable	538	563
Accrued pension liabilities	32,305	30,883
Minority interests	130	130
Shareholders’ equity
Share capital	22,504	22,504
Additional paid-in capital	2,821	2,821
Accumulated profit	53,926	53,258
Accumulated other comprehensive income	4,133	4,819

Total shareholders’ equity	83,384	83,402
Total liabilities and shareholders’ equity	147,864	150,604

See notes to the condensed financial statements

PFEIFFER VACUUM TECHNOLOGY AG
CONDENSED STATEMENT OF CASH FLOWS
(in thousands)
(unaudited)

	Six months ended June 30,

	2002	2001

	€	€
Cash flow from operating activities:
Net income	5,591	10,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,356	2,041
Goodwill amortization	—	60
Gain on disposal of fixed assets	(15)	(75)
Provision for doubtful accounts	400	50
Effects of changes in assets and liabilities:
Trade accounts receivable	2,236	3,106
Other accounts receivable	(1,148)	(261)
Inventories	(1,210)	(2,430)
Prepaid expenses	223	(296)
Other current assets	(752)	9
Other long-term assets	282	(267)
Accrued pension liabilities	1,422	1,474
Accounts payable trade	(998)	860
Income tax liabilities	(2,235)	673
Accrued other liabilities	22	(2,847)
Customer deposits	(263)	(113)

Net cash provided by operating activities	5,911	12,497
Cash flow from investing activities:
Proceeds from disposal of fixed assets	100	182
Capital expenditures	(1,484)	(4,186)
Purchase of business assets	(2,403)	—

Net cash used in investing activities	(3,787)	(4,004)
Cash flow from financing activities:
Dividend payment	(4,923)	(4,319)
Long-term debt	(645)	(384)
Bonds payable converted (additional payment)	—	637
Bonds payable converted (share capital increase)	—	439
Bonds payable converted (repayments)	(25)	(439)
Employee loans — repayments	25	180
Short-term borrowings, net	—	384

Net cash used in financing activities	(5,568)	(3,502)
Foreign currency translation adjustment	(686)	219
Net increase (decrease) in cash and cash equivalents	(4,130)	5,210
Cash and cash equivalents at beginning of year	65,035	52,526

Cash and cash equivalents at end of period	60,905	57,736

See notes to the condensed financial statements

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

		Additional		Minimum	Cumulative	Unrealized	Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	equity

		(in thousands €)
Balance at December 31, 1999	21,635	1,560	22,951	—	2,297	(486)	47,957
Dividends paid			(3,327)				(3,327)
Bonds converted	430	624					1,054
Net income			19,082				19,082
Components of other comprehensive income				(19)	1,243	1,117	2,341

Comprehensive income							21,423

Balance at December 31, 2000	22,065	2,184	38,706	(19)	3,540	631	67,107
Dividends paid			(4,319)				(4,319)
Bonds converted	439	637					1,076
Net income			18,871				18,871
Components of other comprehensive income				19	457	191	667

Comprehensive income							19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	3,997	822	83,402
Dividends paid			(4,923)				(4,923)
Net income			5,591				5,591
Components of other comprehensive income					(1,631)	945	(686)

Comprehensive income							4,905

Balance at June 30, 2002	22,504	2,821	53,926	—	2,366	1,767	83,384

See accompanying notes to condensed financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

1.   Basis of presentation

     The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. All amounts in the accompanying unaudited condensed financial statements are presented in EURO (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2001.

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Düsseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

     The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt is a segment of Deutsche Börse AG. Effective September 30, 2001, the Deutsche Börse (Neuer Markt) published new rules and regulations, primarily to meet international standards of transparency and publicity. Reports prepared in accordance with U.S. GAAP are still accepted, only some additional information is required. The Company adopted these requirements, and prior information has been adjusted, to ensure the comparability with the current report.

Adoption of new pronouncement

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets are generally amortized over their useful lives.

     The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During the end of the second quarter 2002, the Company performed the first of the required impairment tests of goodwill using the fair value based test, no impairment of goodwill resulted from this test.

     On January 1, 2002, the company adopted FAS no. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There was no impact to the company’s operating results or financial position related to the adoption of this standard.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Inventories

     Inventories consist of the following:

	June 30,	December 31,
	2002	2001

	(in thousands €)
Raw materials	8,619	6,726
Work-in-process	8,333	7,449
Finished products	11,557	10,999
Reserves	(4,982)	(4,726)

Total inventories, net	23,527	20,448

3.   Convertible Bonds

Current management/staff participation program

     On July 10, 2000, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of  € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% of such bonds two years after issuance beginning July 2002, up to 60% of such bonds three years after issuance beginning July 2003 and up to 100% of such bonds four years after issuance beginning July 2004, subject to certain closed periods. The last date of conversion is December 9, 2005.

     The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2005 unless previously converted. The bonds must be repurchased in the case of termination of employment.

     The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

     Through June 30, 2002, 200 convertible bonds totaling par value approximately € 25,000 were repurchased from employees voluntarily exiting the plan.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

New management/staff participation program

     On July 7, 2002, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of  € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% of such bonds after the annual general meeting of the shareholders in 2004, up to 60% of such bonds after the annual general meeting of the shareholders in 2005 and up to 100% of such bonds after the annual general meeting of the shareholders in 2006, subject to certain closed periods. The last date of conversion is December 09, 2007.

     The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2007 unless previously converted. The bonds must be repurchased in the case of termination of employment. The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

4.   Earnings per Ordinary and Diluted Share and ADR

     The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Numerator:
Net income (in thousands €)	2,651	4,869	5,591	10,513
Denominator:
Denominator for basic earnings per share — weighted-average shares	8,790,600	8,677,140	8,790,600	8,648,414
Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,790,600	8,677,140	8,790,600	8,648,414

Basic earnings per share and ADR (€)	0.30	0.56	0.64	1.22
Diluted earnings per share and ADR (€)	0.30	0.56	0.64	1.22

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

5.   Employees

     As of June 30, 2002, the Company employed 824 (786 as of June 30, 2001) people, 620 (581 prior year) in Germany and 204 (205 prior year) in other countries.

6.   Income tax expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company estimates its combined German corporate statutory tax rate within the year 2002 at 39%. The Company’s effective tax rate in both, the first and second quarter 2002, was 39%.

7.   Condensed Segment Information concerning the Company’s geographic locations

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	(in thousands €)		(in thousands €)
Net Sales
Germany
Unaffiliated	16,074	16,703	31,237	36,384
Intercompany	12,356	12,618	23,589	27,618

	28,430	29,321	54,826	64,002
United States	9,398	11,587	18,649	25,888
Rest of World	11,397	15,400	24,209	28,448

	49,225	56,308	97,684	118,338
Eliminations	(12,729)	(13,188)	(24,187)	(28,487)

Total	36,496	43,120	73,497	89,851

Operating profit
Germany	3,250	5,323	6,606	10,625
United States	498	1,559	1,295	4,433
Rest of World	396	752	793	1,363

Total	4,144	7,634	8,694	16,421

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

8.   Share Ownership

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company’s Ordinary Shares, ADR and Convertible Bonds as of June 30, 2002 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADR	Bonds

Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADR	Bonds

Wolfgang Dondorf	56,000	200	0
Wilfried Glaum	34,185	200	0

9.   Formation of new company

     In January 2002, the Company formed a new corporation named Pfeiffer Vacuum Systems GmbH, registered in Aschaffenburg, Germany, for the purpose of designing, manufacturing, selling and service of vacuum systems. The Company in-turn purchased selected assets, including inventory, fixed assets, and intangibles from an existing business in the amount of € 2.4 million. These assets were then contributed to the new company at their purchased value. Due to the nature of the acquisition, the proforma effect of this formation and acquisition is not significant to the Company’s operations.

     Furthermore the Company set up a cooperation between Pfeiffer Vacuum Systems International AG in Zuzwil/Switzerland, previously named Memex Optical Media Solutions AG and acquired in 2000, and Pfeiffer Vacuum Systems GmbH, Aschaffenburg/Germany, to coordinate their business activities. The Company expects an improvement in productivity, an increase in sales efficiencies in the systems market, and cost-reductions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Net Sales

     Net sales decreased by € 6.6 million, or 15.3%, from € 43.1 million in the three months ended June 30, 2001 to € 36.5 million in the three months ended June 30, 2002. The major part of this decrease amounting to € 4.5 million was recorded in Europe, excluding Germany, from € 14.7 million in the second quarter of 2001 to € 10.2 million in the second quarter of 2002. The sales of the Company’s location in the United States decreased by € 2.2 million or 19.0%, from € 11.6 million in the three months ended June 30, 2001 to € 9.4 million in the three months ended June 30, 2002. The locations in Germany recorded a sales decrease by € 0.9 million or 3.1% from € 29.3 million in the three month period ended June 30, 2001 to € 28.4 million in the three month period ended June 30, 2002. However, sales in the rest of world increased by € 0.5 million or 71.4% in the respective periods.

     Turbo pump sales decreased by € 1.4 million or 9.4% from € 14.9 million in the three months ended June 2001 to € 13.5 million in the three month ended June 30, 2002, Fore vacuum pump sales decreased by € 1.9 million or 31.1% from € 6.1 million to € 4.2 million in the respective periods. The sales in components and instruments decreased by € 2.6 million or 21.7% from € 12.0 million in the three month period ended June 30, 2001 to € 9.4 million in the three month period ended June 30, 2002. This decrease is partially offset by increased sales in service by € 0.2 million or 3.0% from € 6.7 million to € 6.9 million in the respective period. The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company. An additional reason for this sales decrease is a postponement or cancellation of projects of the Company’s customers.

     The Company’s net sales were favorably impacted by the strengthening of the US Dollar against the EURO. The effect of changes in these exchange rates accounted for approximately € 0.2 million in the three months ended June 30, 2002.

Order intake and Order backlog

     Orders received amounted to € 39.4 million in the three months ended June 30, 2002 and decreased slightly by € 0.2 million, from € 39.6 million in the three months ended June 30, 2001. The Company’s backlog decreased from € 34.2 million by € 6.3 million in the three month period ended June 30, 2001 to € 27.9 million in the three month period ended June 30, 2002. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

Gross Profit

     Gross profit decreased by € 3.2 million or 16.3% from € 19.6 million in the three months ended June 30, 2001 to € 16.4 million in the three months ended June 30, 2002. Gross profit as a percentage of net sales decreased from 45.5% in the three month period ended June 30, 2001 to 44.8% in the three month period ended June 30, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Selling and Marketing Expenses

     Selling and marketing expenses decreased from € 6.1 million in the three months ended June 30, 2001 to € 5.9 million in the three months ended June 30, 2002. As a percentage of sales, selling and marketing expenses increased from 14.0% in the second quarter 2001 to 16.3% in the second quarter 2002. The decrease in the selling and marketing expenses results primarily from the continuing efforts to streamline the Company’s worldwide sales organisation with an emphasis on cost controlling. The increase in the percentage of sales is due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses decreased from € 2.8 million in the three months ended June 30, 2001 to € 2.5 million in the three months ended June 30, 2002, although start-up costs of the newly formed company Pfeiffer Vacuum Systems GmbH are included. As a percentage of sales, general and administrative expenses increased from 6.4% in the second quarter 2001 to 7.0% in the second quarter 2001.

Research and Development

     Research and development expenses increased from € 2.2 million in the three months ended June 30, 2001 to € 2.6 million in the three month period ended June 30, 2002. As a percentage of sales the research and development expenses increased from 5.0% to 7.0% in the comparative quarters. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and opening up new markets. The Company has also been investing in products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production. The Company expects research and development expenses in future will correspond to the current level, approximately. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit decreased from € 7.6 million in the three months ended June 30, 2001 to € 4.1 million in the three months ended June 30, 2002. As a percentage of sales the operating profit decreased from 17.7% to 11.4% as the result of the lower sales, the additional start-up costs of the newly formed Pfeiffer Vacuum Systems GmbH and increased research and development expenses.

Income Tax Expense

     The Company’s effective tax rate was 39.0% for both, the three months ended June 30, 2002 and the three months ended June 30, 2001.

Net Income

     Net income decreased from € 4.9 million in the three months ended June 30, 2001 to € 2.7 million in the three months ended June 30, 2002. Net income per Ordinary Share and ADR was € 0.30 (basic) and € 0.30 (diluted) in the three months ended June 30, 2002 as compared to € 0.56 (basic) as well as € 0.56 (diluted) in the three months ended June 30, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Net Sales

     Net sales decreased by € 16.4 million or 18.2% from € 89.9 million in the six months ended June 30, 2001 to € 73.5 million in the six months ended June 30, 2002. The Company’s locations in Germany recorded a sales decrease by € 9.2 million or 14.4% from € 64.0 million in the first six months of 2001 to € 54.8 million in the first six months of 2002. The sales of the location in the United States decreased by € 7.3 million or 28.2% from € 25.9 million in the period ended June 30, 2001 to € 18.6 million in the period ended June 30, 2002. The European sales subsiduaries, excluding Germany, recorded sales decreases by € 4.9 million or 17.9%, from € 27.3 million in 2001 to € 22.4 million in 2002. However, sales in the rest of world increased by € 0.6 million or 50.0% in the respective periods.

     Turbo pump sales decreased by € 6.2 million or 18.2% from € 34.1 million in the six months ended June 2001 to € 27.9 million in the six months ended June 30, 2002. The sales in components and instruments decreased by € 5.7 million or 22.0% from € 25.9 million in the six months ended June 30, 2001 to € 20.2 million in the six months ended June 30, 2002. The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company.

     The favorable effect of changes of the Company’s net sales in exchange rates of the US Dollar against the EURO is not material and accounted for approximately € 9,000.

Order-intake and Order-backlog

     Orders received decreased by € 11.9 million or 13.7%, from € 86.7 million in the six months ended June 30, 2001 to € 74.8 million in the six months ended June 30, 2002. The Company’s backlog shows a decrease in the comparative periods by € 6.3 million or 18.4%, from € 34.2 million to € 27.9 million for the periods ended June 30, 2001 and 2002, respectively. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

Gross Profit

     Gross profit decreased by € 7.3 million or 18.1% from € 40.4 million in the six months ended June 30, 2001 to € 33.1 million in the six months ended June 30, 2002. Gross profit as a percentage of net sales (“gross margin”) increased from 45.0% in the six months ended June 30, 2001 to 45.1% in the six months ended June 30, 2002.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by € 1.3 million or 10.3% from € 12.6 million in the six months ended June 30, 2001 to € 11.3 million in the six months ended June 30, 2002. As a percentage of sales, selling and marketing expenses increased from 14.1% in the six months ended June 30, 2001 to 15.4% in the six months ended June 30, 2002. The decrease in the selling and marketing expenses results primarily from the continuing efforts to streamline the Company’s worldwide sales organisation with an emphasis on cost controlling. The increase in the percentage of sales is due to lower net sales revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General and Administrative Expenses

     General and administrative expenses increased by € 0.6 million from € 5.1 million in the six months ended June 30, 2001 to € 5.7 million in the six months ended June 30, 2002. As a percentage of sales, general and administrative expenses increased from 5.7% in the six months ended June 30, 2001 to 7.7% in the six months ended June 30, 2002. The increase in the general and administrative expenses results primarily from start-up costs of the newly formed company Pfeiffer Vacuum Systems GmbH. Additional the decrease in net sales revenues led to an increase of the percentage of sales.

Research and Development

     Research and development expenses increased from € 4.1 million in the six months ended June 30, 2001 to € 5.0 million in the six month period ended June 30, 2002. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and opening up new markets. The Company has also been investing in products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production. The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

Operating Profit

     Operating profit decreased significantly by € 7.7 million or 47.0% from € 16.4 million in the six months ended June 30, 2001 to € 8.7 million in the six months ended June 30, 2002. As a percentage of sales, the operating profit decreased from 18.3% to 11.8%. Nevertheless, although the Company initiated a worldwide permanent cost management system it was not able, to withstand the global negative economic trends, as decreasing sales are in contrast to stabil or slightly decreasing costs.

Income Tax Expense

     The Company’s effective tax rate was 39.0% for both, the six months ended June 30, 2002 and the six months ended June 30, 2001.

Net Income

     Net income decreased by € 4.9 million, or 46.7% from € 10.5 million in the six months ended June 30, 2001 to € 5.6 million in the six months ended June 30, 2002, as a result of the factors discussed above. Net income per Ordinary Share and ADR was € 0.64 (basic) and € 0.64 (diluted) in the six months ended June 30, 2002 compared to € 1.22 (basic) as well as € 1.22 (diluted) in the six months ended June 30, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the six months ended June 30, 2002 net cash provided by operating activities totaled € 5.9 million as compared to € 12.5 million for the same period in the prior year.

     The decrease in net cash provided by operating activities is primarily due to the decreased net income of the Company and the payment of income tax liabilities, offset by a decrease in trade accounts receivable in consequence of a better accounts receivable management.

     The Company’s use of cash in investing activities decreased by € 0.2 million, primarily due to the purchase of selected assets (€ 2.4 million), and lower capital expenditures (€ 1.5 million) due to the completion of the new facility within the year 2001.

     The investments have been financed by the Company’s cash reserves.

     The increase in cash flow used by financing activities, amounting to approximately € 2.1 million, is primarily a result of the dividend-payment to the shareholders and a repayment of the long-term debt.

     The Company has a long-term position of long-term debt totalling to € 8.4 million due to the Kreditanstalt für Wiederaufbau as per June 30, 2002. The current portion of this loan amounts to € 1.3 million. In the first six months of the year 2002 the Company made principal payments on long-term debt of € 0.6 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2002

Pfeiffer Vacuum Technology AG

By:	/s/ Wolfgang Dondorf
Wolfgang Dondorf Chairman of the Management Board

By:	/s/ Wilfried Glaum
Wilfried Glaum Member of the Management Board